AMENDMENT TO INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT

This AMENDMENT TO INVESTMENT ADVISORY AND MANAGEMENT AGREEMENT is dated as of October 26, 2009, by and between SunAmerica Equity Funds, a Massachusetts business trust (the “Trust”), and SUNAMERICA ASSET MANAGEMENT CORP., a Delaware corporation (the “Adviser”).

W I T N E S S E T H:

WHEREAS, the Trust and the Adviser are parties to an Investment Advisory and Management Agreement dated January 1, 1999, as amended (the “Agreement”), pursuant to which the Adviser furnishes investment management, advisory and administrative services to the various series of the Trust, including the SunAmerica Value Fund (the “Value Fund”); and

WHEREAS, pursuant to a plan of reorganization, all of the assets and liabilities of the Focused Large-Cap Value Portfolio, a series of SunAmerica Focused Series, Inc., were transferred in a tax free exchange to Value Fund (the “Reorganization”); and

WHEREAS, the Reorganization was consummated on October 26, 2009; and

WHEREAS, in connection with the Reorganization, the Adviser has agreed to reduce the advisory fee that it receives, in the amount set forth herein, for its services under the Agreement with respect to the Value Fund, effective upon consummation of the Reorganization; and

WHEREAS, the Board of Trustees of the Trust has approved this Amendment to the Agreement and it is not required to be approved by the shareholders of the Value Fund.

NOW, THEREFORE, it is hereby agreed between the parties hereto as follows:

1.	Schedule A of the Agreement is hereby amended to reflect a reduction in the advisory fee payable to the Adviser thereunder with respect to the Value Fund from an annual rate of 1.00% of average daily net assets to an annual rate of 0.75% of average daily net assets. A copy of the revised Schedule A is attached hereto as Appendix A.

2.	The effective date of this Amendment to the Agreement is October 26, 2009.

3.	The Agreement, as expressly amended hereto, shall continue in full force and effect.

IN WITNESS WHEREOF, the parties have caused their respective duly authorized officers to execute this Amendment to the Agreement as of the date first above written.

SUNAMERICA EQUITY FUNDS

By:	/s/ John Genoy
Name:	John Genoy
Title:	President

SUNAMERICA ASSET MANAGEMENT CORP.

By:	/s/ Peter A. Harbeck
Name:	Peter A. Harbeck
Title:	President & CEO

Appendix A

SCHEDULE A

(as amended)

FUND	FEE RATE (as a % of average daily net asset value)
SunAmerica Blue Chip Growth Fund	0.75% to $350 million 0.70% next $350 million 0.65% over $700 million
SunAmerica Growth Opportunities Fund	0.75% to $350 million 0.70% next $350 million 0.65% over $700 million
SunAmerica New Century Fund	0.75% to $350 million 0.70% next $350 million 0.65% over $700 million
SunAmerica Balanced Assets Fund	0.75% to $350 million 0.70% next $350 million 0.65% over $700 million
SunAmerica Growth and Income Fund	0.75% to $350 million 0.70% next $350 million 0.65% over $700 million
SunAmerica International Equity Fund	1.00% of Net Assets
SunAmerica Value Fund	0.75% of Net Assets
Tax Managed Equity Fund	0.85% of Net Assets
SunAmerica International Small-Cap Fund	1.15% of Net Assets
Revised: October 26, 2009